This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

July 18, 2003

3.

Press Release

The press release was issued on July 18, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU-TSX) is pleased to announce results from the exploration drilling program carried out on its Segala and Tabakoto permits in Mali throughout May and June, 2003. The program consisted of 5,500 metres of diamond drilling on six areas with a goal of defining additional gold resources that may be used as supplemental feed for the proposed Tabakoto mining operation.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on July 18, 2003.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

EXPLORATION PROGRAM AT TABAKOTO/SEGALA SHOWS POTENTIAL FOR ADDITIONAL GOLD ZONES

July 18, 2003

Nevsun Resources Ltd. (NSU-TSX) is pleased to announce results from the exploration drilling program carried out on its Segala and Tabakoto permits in Mali  throughout May and June, 2003. The program consisted of 5,500 metres of diamond drilling  on six areas with a goal of defining additional gold resources that may be used as supplemental feed for the proposed Tabakoto mining operation.

Drilling at the Dioulafoundou Zone, located approximately 2 kilometres south of  the Tabakoto Deposit, encountered significant gold mineralization over a strike length of about 300 metres in an old artisan surface workings area. Intersections included:

Hole #	From	To	Length (m)	Au g/t
D-04	100.0	101.5	1.5	4.53
And	131.5	143.5	12.0	7.35
D-06	58.0	79.2	21.2	0.63
D-07	97.0	103.0	6.0	4.9
D-09	70.0	73.0	3.0	3.35
And	105.3	122.5	15.7	0.72
And	130.1	146.5	16.4	1.04
D-10	49.0	58.0	9.0	3.74
And	113.7	114.4	0.7	5.5
And	152.5	154.0	1.5	3.25
D-11	155.5	157	1.5	1.86
And	178.0	179.5	1.5	9.2
D-12	76.0	91.0	15.0	5.25

Mineralization appears to be associated with a northwest striking zone proximal to the north-south structure that hosts the Tabakoto deposit to the north.

Two hundred metres to the south of the above mentioned zone, within the main north-south structure, 4 additional follow up holes to the 2002 drilling that intercepted 7.05 g/t Au over 2.4 metres were drilled at 50 metre spacing along strike. They encountered:

Hole #	From	To	Length (m)	Au g/t
D-13	67.0	75.2	8.2	0.87
D-14	52.0	72.0	20.0	2.36
D-15	25.3	29.5	4.2	1.29
and	46.0	56.5	10.5	5.14
D-16	64.0	80.5	16.5	0.92

Additional drilling is required in both areas at Dioulafoundou to determine if a significant mineable resource is present. Additional drilling is planned for both areas later this year.

The Fougala area is located approximately 4 kilometres to the west of the Tabakoto Deposit. It is a large geochemical/geophysical anomaly with numerous local surface workings including shallow shafts. Six holes tested a strike length of 400 metres with the results indicating that gold mineralization is associated with north south trending structures and can be associated with dykes and sediments in a geological environment similar to Tabakoto. Additional work is required.

Hole #	From	To	Length (m)	Au g/t
F-05	41.5	43.0	1.5	6.76
and	47.5	52.0	4.5	1.4
and	82.0	83.5	1.5	19.06
F-07	148.0	154.0	6.0	3.05
F-08	118.0	122.5	4.5	3.62
F-10	35.1	38.4	3.3	1.39

Drilling of the Koutila target (4 holes) area did not produce any significant assays over appreciable widths. However, graphitic horizons similar to those seen at Segala were encountered. This suggests that the two areas may be related supporting a concept that the Segala deposit may have been hosted by a north south structure that has subsequently been folded into its present WNW direction. This implies that the 6 to 7 kilometres strike length between Segala and Koutila may be prospective for additional significant gold deposits. Additional exploration work is planned.

On the Segala permit drilling was carried out at the far Northwest, Moralia and Dar Salam East zones. Drilling during this program in the Dar Salam East and far Northwest area did not return any significant values. Past drilling at Dar Salam West had returned drill intersections of 4.1 g/t Au over 33.2 metres.

At Moralia, hole S-179 intersected a dyke that assayed 6.81g/t Au over 3.0 metres. Approximately 100 metres to the southwest hole S-180 encountered a dyke and sediments that returned 0.32 g/t Au over 45.6 metres. Approximately 600 metres to the southwest hole S-183 intersected 16.05 metres that averaged 0.36 g/t Au within an intermediate dyke. Hole S-184 located 100 metres to the southwest of S-183 encountered 5.93 g/t Au over 10.0 metres within an intermediate dyke. Additional work is contemplated for the Moralia area  which is interpreted to be a northern strike extension of the Tabakoto trend.

Claude Assaunt, P.Geol., (Alberta) independent Consultant Geologist, of Taiga Consultants Limited,  supervised and directed all work associated with the drilling and sampling component of this program. The assay method used is fire assay with atomic absorption or gravimetric finish. All core logged with visible gold has been subjected to a metallic sieve analysis with fire assay and a gravimetric finish. Fire assays were conducted at ABILAB Afrique de l’Ouest, S.A.R.L. of Bamako, Mali.

Nevsun Resources continues to advance the development and exploration of its Tabakoto/Segala gold projects covering 83 square kilometres in the Kenieba district of western Mali. The combined projects represent one of West Africa’s largest undeveloped gold camps. The Company is negotiating debt financing for these projects and, subject to financing, plans to be in production in late 2004. Management believes that the new high-grade discovery at the Bisha property in Eritrea complements Nevsun’s advanced Tabakoto and Segala Projects in Mali, West Africa as they provide for regional project and corporate growth.

Forward Looking Statements:The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com